UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF  1934.

Commission File Number	001-33085
RR MEDIA LTD.
(Exact name of registrant as specified in its charter)
RR Media Building, Hanegev Street, POB 1056 Airport City 7019900, Israel +972-3-928-0808
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary Shares, par value NIS 0.01 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	One

Pursuant to the requirements of the Securities Exchange Act of 1934, RR Media Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 25, 2016	By:	/s/ Avi Cohen
Avi Cohen Chief Executive Officer